Filed Pursuant to Rule 424(b)(3)

Registration No. 333-83863

Prospectus Supplement to Prospectus dated August 9, 1999

Boston Properties, Inc.

815,409 Shares of Common Stock

Unless the context otherwise requires, all references to “we,” “us” or “our company” in this prospectus supplement refer collectively to Boston Properties, Inc., a Delaware corporation, and its subsidiaries, including Boston Properties Limited Partnership, a Delaware limited partnership, and their respective predecessor entities for the applicable periods, considered as a single enterprise.

This prospectus supplement updates the prospectus dated August 9, 1999, as amended by the prospectus supplements dated July 31, 2001, August 16, 2002, May 8, 2003, June 6, 2006, November 26, 2007, March 19, 2009, May 28, 2009, August 12, 2010, December 15, 2011 and April 2, 2012 relating to the offer for sale of up to an aggregate of 815,409 shares of common stock of Boston Properties, Inc. by the selling stockholders identified in the prospectus, and the prospectus supplements, and any of their pledgees, donees, transferees or other successors in interest. The selling stockholders may only offer the common stock for sale if they exercise their rights to tender their common units for cash, and we exercise our right to issue common stock to them instead of cash.

We are providing this prospectus supplement to update the table under the caption “The Selling Stockholders,” in the prospectus dated August 9, 1999, as amended by the prospectus supplements dated July 31, 2001, August 16, 2002, May 8, 2003, June 6, 2006, November 26, 2007, March 19, 2009, May 28, 2009, August 12, 2010, December 15, 2011 and April 2, 2012. The following updated information is based upon information provided to us by the selling stockholders and is accurate to the best of our knowledge as of October 16, 2013. Unless we indicate otherwise, the information in this prospectus supplement is as of October 16, 2013.

Stockholder	Boston Properties Common Stock Beneficially Held (1)	Boston Properties Limited Partnership Units Beneficially Held (2)	Boston Properties Common Stock Offered (3)	Boston Properties Common Stock and Boston Properties Limited Partnership Units Beneficially Held after Offering (4)
James Hayes Residual Trust	0	0	0	0
Caroline Pruitt Hayes Living Trust(5)	0	4,476	4,476	0

(1)	Does not include common stock that may be issued upon exchange of common units beneficially held as of October 16, 2013.
(2)	All units listed in this column may be exchanged, under circumstances set forth in the partnership agreement of Boston Properties Limited Partnership, for an equal number of shares of common stock. All information is as of October 16, 2013.
(3)	These shares of common stock represent the common stock that the selling stockholders may acquire, or have acquired, upon presentation of common units for redemption. Such redemption may occur at any time.
(4)	Assumes that all shares of common stock offered by this prospectus will be sold by the selling stockholders. In the case of each selling stockholder, the percentage of our common stock that will be held by such selling stockholder (assuming all remaining units held by such person are presented for redemption and are exchanged for common stock) after completion of this offering will be less than one percent (1%). The total number of shares of common stock outstanding used in calculating such percentage (i) is based on the total number of shares of common stock outstanding as of October 28, 2013 (152,445,732 shares) and (ii) assumes that none of the remaining units held by other persons will be exchanged for common stock.
(5)	Voting and investment decisions with respect to these units are made by Caroline P. Hayes, the trustee of this trust.

This prospectus supplement is not complete without the prospectus dated August 9, 1999, as amended by the prospectus supplements dated July 31, 2001, August 16, 2002, May 8, 2003, June 6, 2006, November 26, 2007, March 19, 2009, May 28, 2009, August 12, 2010, December 15, 2011 and April 2, 2012 and we have not authorized anyone to deliver or use this prospectus supplement without the prospectus and these prior prospectus supplements.

The date of this prospectus supplement is October 28, 2013.